UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
(Name of Issuer)

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
RIGHTMARK HOLDINGS LIMITED
RIGHTMARK MERGER SUB LIMITED
GUOSHEN TU
WING KHAI YAP (TERENCE)
LIZHONG WANG
ZHONGXIN XIE
LINGFENG XIONG
LI FANG
YING ZHANG
ZHIMING WU
DAOBIN SANG
GUOHUI CAO
PO KWAI CHOW
YANG ZHAO
YUJUAN GUAN
ZHUO GONG
XIHONG DAI
QIAOMIN WU
KAICHENG CHENG
LEI WANG
 XIAOSHENG TONG

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
16942J105
(CUSIP Number of Class of Securities)

China Security & Surveillance Technology, Inc.	Guoshen Tu, Wing Khai Yap (Terence), Lizhong
13/F, Shenzhen Special Zone Press Tower	Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying
Shennan Rd.	Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po
Futian, Shenzhen 518034	Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong,
Attn: Chief Executive Officer	Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang
+86 755 8351 0888	and Xiaosheng Tong
c/o China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Rd.
Futian, Shenzhen 518034
Attn: Chief Executive Officer
+86 755 8351 0888

Rightmark Holdings Limited	Rightmark Merger Sub Limited
c/o China Security & Surveillance Technology, Inc.	c/o China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower	13/F, Shenzhen Special Zone Press Tower
Shennan Rd.	Shennan Rd.
Futian, Shenzhen 518034	Futian, Shenzhen 518034
Attn: Board of Directors	Attn: Board of Directors
+86 755 8351 0888	+86 755 8351 0888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory D. Puff	Michael V. Gisser	Louis A. Bevilacqua
Shearman & Sterling LLP	Peter X. Huang	Stephen R. Rusmisel
12th Floor, Gloucester Tower	Skadden, Arps, Slate, Meagher &	Pillsbury Winthrop Shaw Pittman
The Landmark, 15 Queen’s Road,	Flom LLP	LLP
Central	30th Floor, China World Office 2	2300 N Street, N.W.
Hong Kong	1 Jianguomenwai Avenue	Washington, DC 20037-1122
Beijing 100004, PRC

This statement is filed in connection with (check the appropriate box):

[ X ]   The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[     ]    The filing of a registration statement under the Securities Act of 1933.

[     ]    A tender offer.

[     ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [     ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$442,110,236	$51,329

*    Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (i) the aggregate cash payment for the proposed per share cash payment of $6.50 for 68,013,595 shares of common stock issued and outstanding as of May 27, 2011 (consisting of the 89,722,023 shares of common stock outstanding as of May 27, 2011 minus 21,708,428 shares held by Guoshen Tu, certain management members of the registrant and their respective affiliates (the “Rollover Shares”)), and (ii) the product of 12,864 shares of common stock underlying outstanding warrants as of May 27, 2011 multiplied by $1.70 per share (which is the difference between $6.50 per share merger consideration and the exercise price of $4.80 per share). The Rollover Shares that are not included in the foregoing calculation have been so excluded because they are being contributed to Rightmark Holdings Limited immediately prior to the consummation of the merger.

**   The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2011, is calculated by multiplying the Transaction Valuation by .0001161.

[ X ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,329
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: China Security & Surveillance Technology, Inc.
Date Filed: May 31, 2011

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China Security & Surveillance Technology, Inc., a Delaware corporation (“CSST,” or the “Company”), the issuer of the common stock, par value $0.0001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; Rightmark Holdings Limited, a British Virgin Islands company (“Parent”), Rightmark Merger Sub Limited, a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”) and Guoshen Tu (“Mr. Tu”), the Chairman and Chief Executive Officer of the Company.

On April 20, 2011, Parent, Merger Sub, Mr. Tu and the Company entered into an Agreement and Plan of Merger, which was subsequently amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2011, by and among the same parties (such Agreement and Plan of merger, as amended and restated, the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. Tu. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to an annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of both (i) stockholders holding a majority of the shares of common stock outstanding as of the close of business on the record date for the annual meeting and (ii) stockholders holding a majority of the shares of common stock outstanding as of the close of business on the record date for the annual meeting (other than the shares of Company common stock owned by Parent, Merger Sub, the Rollover Stockholders (as defined below) and their respective affiliates). A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger each outstanding share of the Company Common Stock will be converted automatically into the right to receive $6.50 in cash (the “Per Share Merger Consideration”), without interest, excluding shares owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares to be contributed to Parent by Mr. Tu and Wing Khai Yap (Terence), Lizhong Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong, Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang, Xiaosheng Tong, each of whom is a member of the Company’s management team or the nominee of a member of the Company’s management team (collectively, the “Rollover Stockholders”) pursuant to an equity rollover agreement among Parent, Intelligent One Limited, a British Virgin Islands company, and the Rollover Stockholders (the “Rollover Agreement”) immediately prior to the effective time of the Merger, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Company.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1           Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

Item 2            Subject Company Information.

(a)             Name and Address. The information contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(b)             Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“THE ANNUAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “China Security & Surveillance Technology, Inc. common stock, par value $0.0001 per share.”

(c)            Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d)             Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e)             Prior Public Offerings. Not applicable.

(f)             Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3            Identity and Background of Filing Person.

(a) Name and Address. China Security & Surveillance Technology, Inc. is the subject company. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(c)             Business and Background of Natural Persons. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties.” is incorporated herein by reference.

China Security & Surveillance Technology, Inc.: Set forth below for each director and executive officer of the Company is his respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. None of the Company nor any of the Company’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Company nor any of the Company’s directors or executive officers listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Executive Officers

Guoshen Tu. Mr. Tu has been the Chairman and Chief Executive Officer of the Company since September 2005. From 2004 to 2005, Mr. Tu was the Chairman and Chief Executive Officer of Golden Group Corporation (Shenzhen) Limited. Mr. Tu is a citizen of the People’s Republic of China.

Terence Yap. Mr. Yap has served as the Company’s Chief Financial Officer since January 2007, and as a director and Vice Chairman since March 2006. Prior to joining the Company, Mr. Yap was the President, Chief Executive Officer and a director of Digital Network Alliance International, Inc., a Delaware corporation engaged in the business of providing satellite internet connections to customers in the Asia Pacific region, including Hong Kong, Singapore, Indonesia, Bangladesh, Pakistan, and Mongolia, and the business of providing managed broadband services to commercial office buildings and apartment buildings in Singapore and Hong Kong. Mr. Yap is a citizen of Singapore.

Directors (other than Mr. Tu and Mr. Yap)

Runsen Li. Mr. Li became a director of the Company in August 2007. Mr. Li has been Vice President of the Chinese Police Association since 2005, an organization that serves as a liaison with the police and public community as well as foreign law enforcement agencies. It also conducts formal law enforcement training and education in China as well as overseas. Since 1996, Mr. Li has also been Head of the Commission of Science and Technology of the Ministry of Public Security of the People’s Republic of China. Since 1998, Mr. Li has been group leader and chief technical advisor for China’s Golden Shield Project, a communication network and computer information system operated by the Ministry of Public Security of the People’s Republic of China. Mr. Li is a citizen of the People’s Republic of China.

Peter Mak. Mr. Mak became a director of the Company in October 2007. Mr. Mak is currently the Managing Director of Venfund Investment, a China-focused private equity investment and financial advisory firm incorporated in Shenzhen, China which he co-founded in late 2001. Since June 2009, he has also been the Chief Financial Officer of A-Power Energy Generation Systems Ltd. (NASDAQ: APWR). Mr. Mak serves as an independent non-executive director and audit committee Chairman of Trina Solar Limited and China GrenTech Corp., which are listed or quoted in the U.S., and Huabao International Holdings Ltd., Pou Sheng International (Holdings) Limited, Real Gold Mining Limited and 361 Degrees International Limited, which are listed on the Hong Kong Stock Exchange. Mr. Mak is a citizen of Hong Kong.

Robert Shiver. Mr. Shiver became a director of the Company in October 2007. Mr. Shiver is currently the Chairman and Chief Executive Officer of SH Holdings LLC , which is a privately held investment company specializing in developing recurring revenue services and products in the global security, energy, wireless, and technology sectors. Mr. Shiver is also the Chairman and CEO of Aerwav Holdings Inc., which specializes in providing wireless services, technology and products for the global security, energy and commercial sectors. From November 2003 to June 2005, Mr. Shiver served as Chairman and CEO of Aerwav Integration Service, a majority-owned subsidiary of Aerwav Holdings Inc. In June 2005, in order to reorganize its balance sheet, Aerwav Integration elected to file a voluntary Chapter 11 petition in the U.S. Bankruptcy Court, District of New Jersey which was later converted into Chapter 7 liquidation in April 2006. Mr. Shiver is a citizen of the United States.

Parent and Merger Sub Information:

Set forth below for the sole director of each of Parent and Merger Sub, is his present principal occupation or employment, the name of the organization in which such occupation or employment is conducted and the five-year employment history of such director. During the past five years, none of Parent, Merger Sub, and none of their respective directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of Parent, Merger Sub, and none of their respective directors has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Parent and Merger Sub

Guoshen Tu. Mr. Tu has been the Chairman and Chief Executive Officer of the Company since September 2005. From 2004 to 2005, Mr. Tu was the Chairman and Chief Executive Officer of Golden Group Corporation (Shenzhen) Limited. Mr. Tu is a citizen of the People’s Republic of China.

Item 4            Terms of the Transaction.

(a)             (1) Not applicable.

(a)             (2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Tu Parties for the Merger”

“THE ANNUAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

 “SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

(c)             Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE ANNUAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(d)             Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

Annex C—DELAWARE GENERAL CORPORATION LAW SECTION 262

(e)             Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)             Eligibility for Listing or Trading. Not applicable.

Item 5            Past Contacts, Transactions, Negotiations and Agreements.

(a)             Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(b)             Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(c)             Negotiations or Contacts. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e)             Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Financing”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Item 6            Purposes of the Transaction and Plans or Proposals.

(b)             Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company” “THE MERGER AGREEMENT” Annex A—MERGER AGREEMENT

(c)(1)-(8)           Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT”

“MARKET PRICE AND DIVIDEND INFORMATION”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

 “SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Item 7            Purposes, Alternatives, Reasons and Effects.

(a)             Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Tu Parties for the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(b)             Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Tu Parties regarding the Fairness of the Merger”

“SPECIAL FACTORS—Purposes of and Reasons of the Tu Parties for the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

(c)             Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Tu Parties for the Merger”

(d)             Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

Annex A—MERGER AGREEMENT

Annex C—DELAWARE GENERAL CORPORATION LAW SECTION 262

Item 8            Fairness of the Transaction.

(a), (b)             Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Opinion of Imperial Capital, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

"SPECIAL FACTORS—Positions of the Tu Parties Regarding the Fairness of the Merger"

Annex B—FINANCIAL ADVISOR OPINION

(c)             Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“THE ANNUAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE MERGER AGREEMENT—Conditions to the Merger”

Annex A—MERGER AGREEMENT

(d)             Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Imperial Capital, Financial Advisor to the Special Committee”

Annex B—FINANCIAL ADVISOR OPINION

(e)             Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f)             Other Offers. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

Item 9            Reports, Opinions, Appraisals and Negotiations.

(a)-(c)             Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Imperial Capital, Financial Advisor to the Special Committee”

 “WHERE YOU CAN FIND MORE INFORMATION”

 Annex B—FINANCIAL ADVISOR OPINION

Item 10            Source and Amounts of Funds or Other Consideration.

(a), (b)             Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(c)             Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS—Fees and Expenses” “THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses”

Annex A—MERGER AGREEMENT

(d)             Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing ”

Item 11            Interest in Securities of the Subject Company.

(a)             Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS”

(b)             Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—MERGER AGREEMENT

Item 12            The Solicitation or Recommendation.

(d)             Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

(e)             Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Tu Parties Regarding the Fairness of the Merger”

Item 13            Financial Statements.

(a)             Financial Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)             Pro forma information. Not applicable.

Item 14            Persons/Assets, Retained, Employed, Compensated Or Used.

(a)             Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE ANNUAL MEETING—Solicitation of Proxies”

(b)             Employees and corporate assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE ANNUAL MEETING—Solicitation of Proxies”

Item 15            Additional Information.

(b)             Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16            Exhibits.

(a)(1) Preliminary Proxy Statement of China Security & Surveillance Technology, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 31, 2011 (the “Preliminary Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(3) Notice of Annual Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(4) Press Release dated as of May 3, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on May 3, 2011.

(b)(1) Facility Agreement dated as of April 20, 2011, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.04 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(b)(2) Letter Agreement, dated as of April 20, 2011, by and between Parent, Intelligent One and the Rollover Stockholders, incorporated herein by reference to Exhibit 7.05 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(c)(1) Opinion of Imperial Capital, LLC, dated May 3, 2011, incorporated herein by reference to Annex B of the Preliminary Proxy Statement.

(c)(2) Discussion Materials prepared by Imperial Capital, LLC for discussion with the special committee of the board of directors of the Company, dated May 3, 2011.

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2011, by and among the Company, Parent, Merger Sub and Mr. Guoshen Tu (solely for the purposes of Section 6.15 therein) incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2) Limited Guaranty dated as of April 20, 2011, by Mr. Guoshen Tu in favor of the Company, incorporated herein by reference to Exhibit 7.03 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Preliminary Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA SECURITY & SURVEILLANCE
TECHNOLOGY, INC.

By:	/s/ Terence Yap
Terence Yap
Chief Financial Officer and Director
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTMARK HOLDINGS LIMITED

By:	/s/ Guoshen Tu
Guoshen Tu
Director
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTMARK MERGER SUB LIMITED

By:	/s/ Guoshen Tu
Guoshen Tu
Director
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUOSHEN TU

By:	/s/ Guoshen Tu
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WING KHAI YAP (TERENCE)

/s/ Wing Khai Yap (Terence)
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIZHONG WANG

/s/ Lizhong Wang
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHONGXIN XIE

/s/ Zhongxin Xie
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINGFENG XIONG

/s/ Lingfeng Xiong
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LI FANG

/s/ Li Fang
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YING ZHANG

/s/ Ying Zhang
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHIMING WU

/s/ Zhiming Wu
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAOBIN SANG

/s/ Daobin Sang
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUOHUI CAO

/s/ Guohui Cao
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PO KWAI CHOW

/s/ Po Kwai Chow
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YANG ZHAO

/s/ Yang Zhao
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YUJUAN GUAN

/s/ Yujuan Guan
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHUO GONG

/s/ Zhuo Gong
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XIHONG DAI

/s/ Xihong Dai
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAOMIN WU

/s/ Qiaomin Wu
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAICHENG CHENG

/s/ Kaicheng Cheng
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEI WANG

/s/ Lei Wang
Dated: May 31, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XIAOSHENG TONG

/s/ Xiaosheng Tong
Dated: May 31, 2011

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement of China Security & Surveillance Technology, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 31, 2011 (the “Preliminary Proxy Statement”).

(a)(2)(i) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(3) Notice of Annual Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(4) Press Release dated as of May 3, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on May 3, 2011.

(b)(1) Facility Agreement dated as of April 20, 2011, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.04 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(b)(2) Letter Agreement, dated as of April 20, 2011, by and between Parent, Intelligent One and the Rollover Stockholders, incorporated herein by reference to Exhibit 7.05 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(c)(1) Opinion of Imperial Capital, LLC, dated May 3, 2011, incorporated herein by reference to Annex B of the Preliminary Proxy Statement.

(c)(2) Discussion Materials prepared by Imperial Capital, LLC for discussion with the special committee of the board of directors of the Company, dated May 3, 2011.

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2011, by and among the Company, Parent, Merger Sub and Mr. Guoshen Tu (solely for the purposes of Section 6.15 therein) incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2) Limited Guaranty dated as of April 20, 2011, by Mr. Guoshen Tu in favor of the Company, incorporated herein by reference to Exhibit 7.03 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Preliminary Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g) Not applicable.